SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 2 June 2003


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



EXHIBIT

1.1     Purchase of Own Securities released on 1 May 2003
1.2     Purchase of Own Securities released on 2 May 2003
1.3     Purchase of Own Securities released on 7 May 2003
1.4     Purchase of Own Securities released on 8 May 2003
1.5     Purchase of Own Securities released on 12 May 2003
1.6     Purchase of Own Securities released on 13 May 2003
1.7     Purchase of Own Securities released on 14 May 2003
1.8     Director Shareholding released on 15 May 2003
1.9     Purchase of Own Securities released on 20 May 2003
2.1     Purchase of Own Securities released on 21 May 2003
2.2     Purchase of Own Securities released on 23 May 2003
2.3     Purchase of Own Securities released on 27 May 2003
2.4     Purchase of Own Securities released on 28 May 2003
2.5     Director Shareholding released on 29 May 2003
2.6     Purchase of Own Securities released on 30 May 2003

EXHIBIT 1.1

BP p.l.c. - Purchase of Own Securities
BP p.l.c. - 1 May 2003

BP p.l.c. announces that on 30 April 2003, it purchased for cancellation 11,800,000 ordinary shares at prices between 393 pence and 400 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

Exhibit 1.2


BP p.l.c. - Purchase of Own Securities
BP p.l.c. - 2 May 2003

BP p.l.c. announces that on 1 May 2003, it purchased for cancellation 3,500,000 ordinary shares at prices between 396 pence and 402.25 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

Exhibit 1.3

BP p.l.c.  -  Purchase of Own Securities

BP p.l.c.  -  7th May 2003

BP p.l.c. announces that on 6th May 2003, it purchased for cancellation 5,000,000 ordinary shares at prices between 405.5 pence and 414.0 pence per share.


Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

Exhibit 1.4


BP p.l.c.  -  Purchase of Own Securities

BP p.l.c.  -  8th May 2003


BP p.l.c. announces that on 7th May 2003, it purchased for cancellation 7,500,000 ordinary shares at prices between 409.0 pence and 418.5 pence per share.


Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

Exhibit 1.5


BP p.l.c.  -  Purchase of Own Securities
BP p.l.c.  -  12th May 2003


BP p.l.c. announces that on 9th May 2003, it purchased for cancellation 1,525,000 ordinary shares at prices between 403.75 pence and 408.50 pence per share.


Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

Exhibit 1.6

BP p.l.c.  -  Purchase of Own Securities

BP p.l.c.  -  13th May 2003


BP p.l.c. announces that on 12th May 2003, it purchased for cancellation 6,100,000 ordinary shares at prices between 410.75 pence and 414.0 pence per share.


Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

Exhibit 1.7

BP p.l.c.  -  Purchase of Own Securities

BP p.l.c.  -  14th May 2003



BP p.l.c. announces that on 13th May 2003, it purchased for cancellation 8,880,000 ordinary shares at prices between 414.00 pence and 417.75 pence per share.



Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

Exhibit 1.8

Notification of changes to directors' shareholdings



We have today been advised by Computershare Plan Managers that on 12 May 2003 the following Directors of BP p.l.c. acquired the numbers of BP Ordinary shares shown opposite their names below @ GBP4.10 per share through participation in the BP ShareMatch UK Plan:-


Dr A.B. Hayward                                            88 shares
Mr J.A. Manzoni                                            85 shares
Mr R.L. Olver                                              88 shares

Exhibit 1.9

BP p.l.c.  -  Purchase of Own Securities

BP p.l.c.  -  20th May 2003


BP p.l.c. announces that on 19th May 2003, it purchased for cancellation 7,000,000 ordinary shares at prices between 407.50 pence and 411.50 pence per share.


Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

Exhibit 2.1

BP p.l.c.  -  Purchase of Own Securities

BP p.l.c.  -  21 May 2003



BP p.l.c. announces that on 20 May 2003, it purchased for cancellation 7,425,000 ordinary shares at prices between 406.25 pence and 414.25 pence per share.



Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

Exhibit 2.2

BP p.l.c.  -  Purchase of Own Securities

BP p.l.c.  -  23rd May 2003



BP p.l.c. announces that on 22nd May 2003, it purchased for cancellation 3,660,000 ordinary shares at prices between 414.00 pence and 419.25 pence per share.



Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

Exhibit 2.3

BP p.l.c.  -  Purchase of Own Securities
BP p.l.c.  -  27th May 2003

BP p.l.c. announces that on 23rd May 2003, it purchased for cancellation 3,650,000 ordinary shares at prices between 409.75 pence and 414.50 pence per share.


Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

Exhibit 2.4

BP p.l.c.  -  Purchase of Own Securities

BP p.l.c.  -  28th May 2003



BP p.l.c. announces that on 27th May 2003, it purchased for cancellation 3,189,893 ordinary shares at prices between 409.25 pence and 416.00 pence per share.



Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

Exhibit 2.5

We were advised on 28 May 2003 by HSBC Trust Company UK Limited that Mr. R. L. Olver, a Director of BP p.l.c., acquired BP Ordinary shares through reinvestment of dividends on shares held by him in PEP and ISA plans as follows:

19 May 2003               4 shares                   GBP4.0745 per share
21 May 2003               16 shares                  GBP4.1045 per share

Exhibit 2.6

BP p.l.c.  -  Purchase of Own Securities
BP p.l.c.  -  30th May 2003


BP p.l.c. announces that on 29th May 2003, it purchased for cancellation 5,700,000 ordinary shares at prices between 421.50 pence and 429.00 pence per share.


Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717





                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 2 June 2003                                /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary